ANTON & CHIA
CERTIFIED PUBLIC ACCOUNTANTS

April 16, 2014

Mr. David Walker
Chairman of the Board
Global Clean Energy Holdings, Inc. (the "Company")
2790 Skypark Drive, Suite 105
Torrance, CA 9005

Effective April 16, 2014, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation and communication with the Company's management, board of directors and its audit committee. Furthermore, the Company did not provide us with a copy of its Form 8 K disclosure regarding our resignation.

Anton & Chia, LLP is in disagreement with the Company's management, board of directors and its audit committee regarding the valuation of intangible assets; deferred growing costs; and plantation development costs (which are included in property and equipment) (the "assets") as of and for the year ended December 31, 2013.

The Company's management communicated matters during our exit audit committee meeting that eventually lead us to determine that we could not rely on the representations of the Company's management. The Company's management represented that its initial investments in plantation development costs and deferred growing costs were simply "research and development" but believed that the assets continued to maintain a future benefit and were not impaired. We disagreed. The Company has not generated a profit with its existing management team; they have not collected any significant revenues in the last six months that are related to the Company's intangible assets, deferred growing costs and plantation development costs. Management's forecasts do not provide for profitability in a sufficient time frame related to the assets' valuation and lack sufficient cash flow to support the valuation of the assets as of December 31, 2013. Management's initial farm was and is unable to generate positive cash flow from operations for almost six years. They have now only started to generate revenues from the sale of charcoal which is not the original product that was to be sold from the jatropha farm and the sale of charcoal is not a profitable venture based on the original costs incurred to develop the farm and its ongoing operations. For the Company's initial farm to be profitable management will need to incur substantial expenditures of which it has already incurred close to $6.4 million. Additionally, the Company has been unable to raise capital to develop its intangible assets and has no contractual arrangements with customers for the off take from the Company's intangible assets. The third party valuation provided by the Company for the intangible assets does not describe management's new plans and its intended change in use of the assets. The change in operations for the intangible assets increases risk of cash flows, the original valuation as determined by the third party consulting firm could never generate profits at the existing cost structure. The Company had no choice but to change its plans for these assets, which questions the value of the intangible assets. Additionally, management has no experience in developing a profitable business for its jatropha farms and its intangible assets.

The Company has outstanding fees as of April 16, 2014 of approximately $75,000.

/s/ Anton & Chia, LLP

Gregory A. Wahl, CPA
Managing Partner

cc: Office of the Chief Accountant
Mail Stop 6561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549